UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Spring Bank Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

849431101

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 849431101	Page 2 of 5

(1)	Names of reporting persons Kurt M. Eichler
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 673,042
shares beneficially owned by	(6) Shared voting power 59,791
each reporting person	(7) Sole dispositive power 673,042
with:	(8) Shared dispositive power 59,791
(9)	Aggregate amount beneficially owned by each reporting person 732,833 shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable ☐
(11)	Percent of class represented by amount in Row (9) 4.4% (based on 16,434,614 shares outstanding on December 31, 2018)
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 849431101	Page 3 of 5

Item 1 (a).Name of Issuer

Spring Bank Pharmaceuticals, Inc.

Item 1(b).Address of Issuer’s Principal Executive Offices

35 Parkwood Drive, Suite 210

Hopkinton, MA 01748

Item 2 (a).Name of Person Filing

Kurt Eichler

Item 2 (b).Address of Principal Business Office or, if None, Residence

The business address of Kurt Eichler is 35 Parkwood Drive, Suite 210, Hopkinton, MA 01748

Item 2 (c).Citizenship

United States

Item 2 (d).Title of Class of Securities

Common Stock

Item 2 (e).CUSIP Number

849431101

Item 3.If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)[ ]Broker or dealer registered under Section 15 of the Act.
(b)[ ]Bank as defined in Section 3(a)(6) of the Act.
(c)[ ]Insurance company as defined in Section 3(a)(19) of the Act.
(d)[ ]Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)[ ]An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)[ ]An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)[ ]A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)[ ]A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)[ ]A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)[ ]A non-U.S. institution in accordance with Section 13d-1(b)(1)(ii)(J).
(k)[ ]Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:

The aggregate number of shares beneficially owned by Kurt M. Eichler as of December 31, 2018 is 732,833.  Mr. Eichler directly owns 588,075 shares of common stock, options to purchase 19,667 shares of common stock which are immediately exercisable within 60 days of December 31, 2018, and warrants to purchase 64,100 shares of common stock which are immediately exercisable as of December 31, 2018.  Of the aggregate number of shares beneficially owned by Mr. Eichler, (i) 19,791 shares are directly held by Mr. Eichler’s wife as custodian for one of his minor children, of which Mr. Eichler is deemed to have shared voting and investment power, (iii) 40,000 shares are directly held by family trusts (the "Family Trusts") pursuant

SCHEDULE 13G

CUSIP No. 849431101	Page 4 of 5

to which Mr. Eichler’s wife is a co-trustee, of which Mr. Eichler is deemed to have shared voting and investment power and (iii) 1,200 shares are held by Mr. Eichler as custodian for one of his minor children, of which Mr. Eichler is deemed to have sole voting and investment power.

(b)	Percent of class:

The aggregate percent of the class is 4.4%.

The information provided under this section is based on 16,434,614 shares outstanding on December 31, 2018.

(c)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote: 673,042

(ii)Shared power to vote or to direct the vote:  59,791

(iii)Sole power to dispose or to direct the disposition of: 673,042

(iv)Shared power to dispose or to direct the disposition of:  59,791

Item 5.Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     [X].

Item 6.Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.Identification and Classification of Members of the Group

Not applicable.

Item 9.Notice of Dissolution of Group

Not applicable.

Item 10.Certifications

Not applicable.

SCHEDULE 13G

CUSIP No. 849431101	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2019 _____________________________ (Date)
/s/ Kurt M. Eichler _____________________________ (Signature)
Kurt M. Eichler _____________________________ (Name)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)